Filed by Fidelity National Information Services, Inc.

Commission File No. 001-16427

pursuant to Rule 425 of the Securities Act of 1933

Subject Company: SunGard

Commission File No. 000-53653

Subject Company: SunGard Capital Corp. II

Commission File No. 000-53654

Filed by Fidelity National Information Services, Inc.
Commission File No. 001-16427
pursuant to Rule 425 of the Securities Act of 1933
Subject Company: SunGard
Commission File No. 000-53653
Subject Company: SunGard Capital Corp. II
Commission File No. 000-53654
THOMSON REUTERS STREETEVENTS
EDITED TRANSCRIPT
FIS—Fidelity National Information Services Inc Conference Call to Discuss its Definitive Agreement to Acquire SunGard
EVENT DATE/TIME: AUGUST 12, 2015 / 12:00PM GMT
OVERVIEW:
On 08/12/15, Co. signed a definitive agreement to acquire SunGard for transaction value of $9.1b.
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

AUGUST 12, 2015 / 12:00PM, FIS—Fidelity National Information Services Inc Conference Call to Discuss its Definitive Agreement to Acquire SunGard
C O R P O R A T E P A R T I C I P A N T S
Peter Gunnlaugsson Fidelity National Information Services, Inc.—SVP of Corporate Finance and IR
Gary Norcross Fidelity National Information Services, Inc.—President and CEO
Woody Woodall Fidelity National Information Services, Inc.—CFO
C O N F E R E N C E C A L L P A R T I C I P A N T S
David Togut Evercore ISI—Analyst
David Koning Robert W. Baird & Company, Inc.—Analyst Brett Huff Stephens Inc.—Analyst Darrin Peller Barclays Capital—Analyst Ashwin Shirvaikar Citigroup—Analyst Glenn Greene Oppenheimer & Co.—Analyst
PRESENTATION
Operator
Ladies and gentlemen, thank you for standing by. Welcome to the investor shareholder conference call. (Operator Instructions) As a reminder today’s call is being recorded.
I’d now like to turn the conference over to our host Mr. Pete Gunnlaugsson. Please go ahead.
Peter Gunnlaugsson—Fidelity National Information Services, Inc.—SVP of Corporate Finance and IR
Thank you, Val. Good morning, everyone, and thank you for joining us. Turning to slide 2, Gary Norcross, President and Chief Executive Officer, will begin with a strategic business overview. Woody Woodall, Chief Financial Officer, will continue with a financial summary of the transaction.
Today’s new release and the supplement slide presentation are available on our website at www.fisglobal.com.
Please turn to slide 3. Today’s remarks will contain forward-looking statements. These statements are subject to risks and uncertainties as described in the press release and other filings with the SEC. The Company undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. Please refer to the Safe Harbor language.
Turning to slide 4, SunGard shareholders should also refer to the additional information provided regarding regulatory filings with the SEC and how to easily obtain copies of these filings moving forward. A replay of this call will be made available following the filing of today’s transcript with the SEC. Please refer to today’s press release for information regarding the replay.
Today we will be conducting a shorter than usual question-and-answer section after the prepared remarks. This transaction does require regulatory approval and limits the extent of information we can provide at this time.
With that, I will turn the call over to Gary to discuss the strategic overview of today’s announcement on slide 5. Gary.

2

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

AUGUST 12, 2015 / 12:00PM, FIS—Fidelity National Information Services Inc Conference Call to Discuss its Definitive Agreement to Acquire SunGard
Gary Norcross—Fidelity National Information Services, Inc.—President and CEO
Thank you, Pete, and good morning, everyone. Thank you for joining us today on such short notice. Starting on slide 6, I’m very pleased to share with you details of the definitive agreement that FIS has signed to acquire SunGard, a financial services industry leader in banking, capital markets and asset management solutions.
This is a significant acquisition for us and an exciting milestone which brings together two great technology companies serving global, regional and community financial institutions as well as private equity, asset managers and insurance companies. This combination adds a complementary portfolio of products and services, which serve clients globally in growing and geographically diverse markets.
With a similar business model to FIS, strong leadership, a client-focused culture executed on by highly talented employees dedicated to serving the financial services industry, we believe SunGard is a perfect fit. This is a natural extension of our strategy and creates significant shareholder value. It drives growth with increased offerings, enhances deep client relationships, increases financial performance and is accretive to adjusted earnings per share on day one.
Turning to slide 7. The strategic rationale for this acquisition is simple. First, SunGard operates in attractive and complementary areas to FIS, extending our technology solutions in areas such as capital markets and wealth management, building on our prior acquisitions such as Clear2Pay and Capco.
Second, SunGard is a leading provider of institutional and asset management solutions with a broad base of approximately 14,000 clients in more than 100 countries. Similar to FIS, this translates into a model with more than 70% recurring revenue, attractive operating margins and strong cash flow.
Third, this transaction is accretive before synergies with additional upside to drive significant value creation for our shareholders. Finally, FIS has a very strong, proven and consistent track record of value creation for strategic M&A.
Turning to slide 8. As we view their solutions by aggregate areas, SunGard drives the majority of their revenue from their capital markets and asset management solutions. Given this emphasis, it is no surprise that SunGard supports the largest and most complex financial institutions and money managers in the world. Their reach into this adjacent market extends FIS’ already strong global reach providing access to the largest global banks, the world’s top private equity firms and the largest asset managers.
Based on the needs of these types of institutions to consolidate strategic vendors, coupled with FIS’ strength in consulting and its intellectual property, this combination creates the opportunity to accelerate growth in the future.
On slide 9, the SunGard team led by CEO, Russ Fradin, have delivered on their significant transformation effort returning the company to growth. This dramatic three-year turnaround effort drove SunGard to 6% revenue growth each of the first two quarters of 2015, from 5% declining revenue in Q1 of 2012. The new leadership team of accomplished industry veterans focused their integrated operating model across high-growth markets and geographies creating an impressive turnaround on top-line growth.
During this time, the team focused on their core businesses and divested non-strategic assets. This strategy is working and is highly complementary with the approach FIS will use to accelerate the integration of our two Companies.
Turning to slide 10. Combining these two technology industry leaders creates a highly recognized global, regional and community client base. Together, we have complementary and extremely broad range of solutions and services. This allows us to grow our client relationships expanding our cross-sell and upsell opportunities as we extend our offerings.
Turning to slide 11, our combined organization will increase scale in North America with modest expansion in Europe and Asia-Pacific. The geographic revenue profile of each Company is similar. Where the North American presence for both Companies is the primary revenue contributor. In our

3

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

AUGUST 12, 2015 / 12:00PM, FIS—Fidelity National Information Services Inc Conference Call to Discuss its Definitive Agreement to Acquire SunGard
combined $9.2 billion organization, on a pro forma basis, 74% of revenue attributed to North America and 26% of revenue is outside of North
America.
Turning to slide 12, as mentioned, we share a common business model with highly reoccurring revenues. On a pro forma basis, the combined Company will continue to drive significant reoccurring revenue of 78%. We value the exceptional leadership talent that SunGard brings and the common culture shared. The combined Company will be best positioned to assist our clients in meeting head on the various forces driving today’s industry trends.
Our clients are competing in an increasingly complex environment. Together, we will be uniquely positioned to offer the industry’s most comprehensive portfolio of enterprise banking, capital markets and wealth solutions to financial institutions and business worldwide to address their complexity and provide solutions that empower their success.
I’d like to turn it over to Woody now for the financial highlights of the transaction. Woody.
Woody Woodall—Fidelity National Information Services, Inc.—CFO
Thanks, Gary, and good morning, everyone. Turning to slide 14. I would like to start by restating our acquisition principles that we’ve consistently outlined over the past few years. If an opportunity provides us additional products or solutions to cross sell/upsell into our client base, expands our presence in key or adjacent markets and/or provides additional scale, we would consider that transaction. Our financial discipline, assessing the financial metrics of strategic transactions remains steadfast. The transaction we announced this morning clearly meets all our acquisition principles.
Turning to slide 15. The opportunity with SunGard enables the combined Companies to increase growth opportunities with existing clients while expanding our reach into complementary adjacent markets. We believe the addition of SunGard enhances our ability to offer our clients the widest breadth of solutions in the market.
We share a common and attractive business model, providing mission-critical applications to clients through deep long-term relationships. These elements result in a business model with high recurring revenue and attractive operating margins. Combined, 2014 pro forma revenue would be approximately $9.2 billion with $2.8 billion of EBITDA. This includes $200 million in annual run rate synergies. These run rate synergies, at an EBITDA multiple of 11.5 times, represent an increase in shareholder value of over $2.3 billion. At full run rate of expected synergies, we believe the transaction will drive approximately 20% accretion to earnings per share.
Bear in mind the transaction is accretive to earnings per share on day one without any cost synergies. This is primarily driven by planned refinancing activities based on the strength of our balance sheet. The cost synergies will ramp over a two-year period with $100 million run rate by the end of 2016 and $200 million run rate by the end of 2017.
Turning to slide 16. The transaction value of SunGard at $9.1 billion in an unaffected enterprise value, including the assumption of approximately $4 billion of SunGard net debt. FIS will acquire 100% of the equity funded with 45% cash and 55% FIS stock. Following the close of the transaction, FIS will have approximately 325 million shares outstanding with current FIS shareholders owning 87% of the combined Company.
At the close, total debt will be $11.5 billion, or 3.7 times pro forma leverage. We will pay down debt expeditiously and intend to reduce our leverage to approximately 2.5 times in 24 months. Retention of our investment-grade credit ratings is very important to us and we have structured the consideration mix in a manner that supports our investment-grade ratings.
Our cash flow priorities will be focused on reducing leverage, investing for growth and paying our dividend. We will suspend share repurchase as we reduce our leverage. Our corporate governance will remain the same with 11 members of the Board of Directors, all from FIS. Finally, as Gary stated, this transaction does require regulatory approval, and we expect it to close on the fourth quarter of 2015.

4

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

AUGUST 12, 2015 / 12:00PM, FIS—Fidelity National Information Services Inc Conference Call to Discuss its Definitive Agreement to Acquire SunGard
Turning to slide 17. As you can see from the chart, the synergies in this transaction’s combination are significant. Cost synergies will ramp over 2016 and 2017. By the end of 2016, we expect to be 50% or $100 million of the annual run-rate savings while achieving full run-rate synergies of $200 million by the end of 2017. The majority of the cost synergies are in redundant and overhead functions.
Finally, you will see summary of other large transactions FIS completed over the last decade or so. We have an Executive Management Team with a proven track record of delivering or exceeding on the synergy targets we set. In fact, when you look at past performance, we have exceeded stated goals by an average of 30%. The Team is prepared and focused to meet or exceed these goals.
Turning to slide 18. In summary, upon closing the transaction, following receipt of all regulatory approvals, the Company will have revenues in excess of $9.2 billion. 78% of that revenue is recurring in nature, driven by long-term contracts with deep client relationships. It will drive accelerated margin expansion and accelerate EPS growth. We believe this transaction will drive significant value for our clients, our employees and our shareholders.
That concludes our prepared remarks. Operator, you may now open the line for questions.
Q U E S T I O N S A N D A N S W E R S
Operator
(Operator Instructions)
David Togut, Evercore ISI.
David Togut—Evercore ISI—Analyst
Thank you and congratulations, Gary and Woody.
Gary Norcross—Fidelity National Information Services, Inc.—President and CEO
Thanks, David.
David Togut—Evercore ISI—Analyst
Gary, it looks like the synergies are compelling here. Looking beyond the synergies, can you give us a sense of how you’re going to run SunGard or at least the combined businesses differently than perhaps SunGard was run on a standalone basis?
Gary Norcross—Fidelity National Information Services, Inc.—President and CEO
Yes, David, it’s a good question. And as you could quite imagine, right, we’ve done a lot of due diligence on this topic and we’ve worked through it and obviously just announcing the signing today and we’ll work through more of those details between the signing and close.
But if you look at where SunGard fits with the wealth of their capital markets infrastructure, their insurance, their asset management capabilities, their wealth, very much aligned with what we’re seeing in our global financial solutions segment today. When we talked to our global institutions since the recovery of 2008, they’re looking for ways to leverage their buying power in very different ways. They want the solutions to come together in a much more integrated fashion.

5

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

AUGUST 12, 2015 / 12:00PM, FIS—Fidelity National Information Services Inc Conference Call to Discuss its Definitive Agreement to Acquire SunGard
Clearly our Capco Consulting Group, that we acquired five years ago, does a tremendous amount of consulting work in the capital markets. So that’s very complementary. But we do think there’s some nice combinations there that will occur once we get this transaction closed and be able to accelerate our revenue growth.
David Togut—Evercore ISI—Analyst
And have you determined what that Management team of the new Company will look like?
Gary Norcross—Fidelity National Information Services, Inc.—President and CEO
No, it is too early for that. You’ve known us for a long time, and you’ll see traditionally we’ll do the exact same thing we always do. We’ll evaluate personnel, we’ll make sure that we have the right people in the right roles going forward. And this will be no different.
David Togut—Evercore ISI—Analyst
Just a couple quick questions, Woody, on numbers. Do you have a 2015 depreciation and amortization estimate for the combined Companies, if you exclude purchase price amortization?
Woody Woodall—Fidelity National Information Services, Inc.—CFO
I don’t have it, David, at this point. As you might imagine, when we file an S-4 to register the shares, there’ll be some pro forma information in there as we evaluate the amount of intangibles that we would ultimately record on this. Too early to tell though.
David Togut—Evercore ISI—Analyst
A quick final one for me, do you have an annual pro forma interest expense for the deal?
Woody Woodall—Fidelity National Information Services, Inc.—CFO
We don’t, but what I can say is we anticipate refinancing all of the SunGard debt. It’s hard to determine market conditions right now. But based on when we anticipate closing and looking at the yield curve, we think we can refinance this at a 4% number or better.
David Togut—Evercore ISI—Analyst
Got it. Thanks so much.
Operator
David Koning, Baird.
David Koning—Robert W. Baird & Company, Inc.—Analyst
Hey, guys, congrats. And I guess my first question, in terms of do you expect longer term the core FIS business to grow faster or the SunGard business? I know recently it’s been pretty close, but longer term I’m interested which is faster?

6

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

AUGUST 12, 2015 / 12:00PM, FIS—Fidelity National Information Services Inc Conference Call to Discuss its Definitive Agreement to Acquire SunGard
Gary Norcross—Fidelity National Information Services, Inc.—President and CEO
Dave, I think it’s really around market conditions. We believe that the global marketplace will continue to outpace our integrated, our community and regional bank marketplace just given our concentration in the US on our integrated platforms. But we do believe that our product ID is going to continue to be a key part of that growth.
And so what this allows us to do is really extend into a market, frankly, where we had no capabilities before and that’s the capital markets area. So we think our Capco Consulting Group, given how much consulting work we’re doing in Capco, it could actually accelerate that. Also capital — that whole side of the market is highly fragmented, looks much more like retail banking did in the late 90s and the early part of this century.
So long story short, global — our global marketplace we think will continue to be the fastest growth area of the Company, but we also believe integrated, as we guided before, will continue to do strong mid-single growth as well.
David Koning—Robert W. Baird & Company, Inc.—Analyst
Okay, great. And then a couple of short financial ones. Is this a [come to a] cash flow should be in line with earnings? And then as the tax rate you’ve been at 33% or so for a while, is there any changes to that going forward?
Woody Woodall—Fidelity National Information Services, Inc.—CFO
We don’t think so. We’ve seen them improve their cash flow significantly over the past few quarters, so we think that would be in line David right now. I will tell you that the tax rate we believe will look similar to what we’ve had as a consolidated Company. We’re getting about 4 points of additional international exposure, so that could potentially lower that over time.
David Koning—Robert W. Baird & Company, Inc.—Analyst
Great, thank you. Good job.
Gary Norcross—Fidelity National Information Services, Inc.—President and CEO
Thank you, Dave.
Operator
Brett Huff, Stephens Inc.
Brett Huff—Stephens Inc.—Analyst
Congrats on the deal, a couple of questions. Number one, did you — I didn’t hear you talk too much about revenue synergies and I know it’s early days, but can you give us qualitatively the top two or three opportunities for increasing the wallet share at those big banks you guys both serve?
Gary Norcross—Fidelity National Information Services, Inc.—President and CEO
Yes, Brett, I was hinting on those in my earlier questions. I think the big day one driver is going to be the tremendous amount of consulting that we do today in the capital markets. Today we’re really one of the leading consulting firms in that space. Obviously, SunGard is rich in IP on that

7

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

AUGUST 12, 2015 / 12:00PM, FIS—Fidelity National Information Services Inc Conference Call to Discuss its Definitive Agreement to Acquire SunGard
side. Over the years, we’ve actually worked together on a commercial agreement side between the two Companies. So I think day one that’s going to be where you’re going to see the fastest hit of IP and revenue growth expansion.
But over time, what we’re seeing especially in the global marketplace, is those clients are having to narrow the number of solution providers that they work with. And so, frankly, us being able to elevate our wallet share day one, just through the combination, is going to be very important to help us accelerate growth in those businesses because we’ll now be viewed as a much different provider in the largest banks in the world.
Also don’t want to discount though the community marketplace and regional marketplace. SunGard builds us some very nice wealth capabilities and treasury management services that actually allow us to augment some of our other acquisitions we’ve done recently. So we think this could actually help also in that market. And as you know, we’re very committed to that market. So we think it’s got a good — it’ll be a nice tailwind for us in both of our markets there.
Brett Huff—Stephens Inc.—Analyst
Great news. One housekeeping deal, Woody, I think you gave us the basic shares of 325 million, can you speculate or give us a round number on the diluted outstanding, any meaningful change we need to know about that?
Woody Woodall—Fidelity National Information Services, Inc.—CFO
I don’t think you’ll see a meaningful change out of that, Brett, and we could take our diluted and flow it forward. We are picking up some unvesteds, but it’s a relatively small number in the big picture, 325 million is a pretty good modeling number.
Brett Huff—Stephens Inc.—Analyst
Okay, that’s what I needed. Thank you, congrats again, guys.
Gary Norcross—Fidelity National Information Services, Inc.—President and CEO
Thanks, Brett.
Operator
Darrin Peller, Barclays.
Darrin Peller—Barclays Capital—Analyst
Listen, I just want to hone in a little more on the revenue side again for a minute. I know you mentioned the pretty big numbers on the cost synergies side. But the revenue I didn’t hear a specific number around revenue synergy opportunities. You may not be ready to quote it yet, but maybe a better way to answer it is how many brands out there are you currently not working on in FIS that SunGard can bring you cross selling opportunities into, stand alone new company brand logos? And then maybe talk a little bit about the opportunity to bring your core side, your core account processing side into some of those institutions as well?

8

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

AUGUST 12, 2015 / 12:00PM, FIS—Fidelity National Information Services Inc Conference Call to Discuss its Definitive Agreement to Acquire SunGard
Gary Norcross—Fidelity National Information Services, Inc.—President and CEO Yes Darrin, it’s a good question. As you said it’s early yet for us to be disclosing growth numbers with the combination. But right now currently SunGard has got more than 14,000 clients. New brands they break us into overnight, is certainly all of the private equity firms that we talked about, all the asset managers, there’s all the insurance companies that they have exposure to and products and services deployed on today.
We’ve got a lot of commonality in the financial institution side, but what’s nice about that is we’re in different sides of the financial institutions specifically. So that’ll be very complementary and be able to increase our scale. We do believe there’s a lot of cross sell opportunity. I mentioned on the prior question, the cross-sell is what we see SunGard being able to pull into the overall FIS client relationships.
If you think about how we go into the other side, you look at the full payment ecosystem that we built out with the recent Clear2Pay acquisition and also our prior payment capabilities, there’s strong need for that in the SunGard base as we’ve talked through this with them in due diligence. You also see a very strong need for a consulting and high-end professional services and implementation expertise. So we can pull that in as well.
When you look at retail banking specifically, we do think there is a natural marriage between the two Companies. What we’re seeing in the largest financial institutions in the world, is once again the ability to work with fewer solution providers given our new scale and our wallet share in some of these clients, it’s going to actually put us on a different discussion plane about future RFDs and future opportunities.
So we think there’ll be natural revenue synergies going both ways. I’ll go back to the last really large transaction we did, if you look at Metavante, both companies accelerated their organic growth out of that combination. And we would expect that to occur here as well.
Darrin Peller—Barclays Capital—Analyst
Okay, that’s helpful. I guess from a core account side going in, that’s something that I’d be curious to see just given the — it seems pretty obvious on the other side around obviously what your GFS segment is doing, there’s clear synergies there. And quickly on the Management side, with regard to any Management candidates from SunGard staying on, can you give us a little color on what your expectations are, who’s staying where?
Gary Norcross—Fidelity National Information Services, Inc.—President and CEO
Well look we’ve been very impressed and I think I said it in my prepared remarks, we’ve been very impressed with the leadership team of SunGard. Russ Fradin has done an outstanding job and brought in a lot of new talent over his five-year tenure. And we’ve been working with Russ, his direct team and a number of their directors in the due diligence process and I’ll tell you, we’ve been very impressed with that group. And so just like everything, every acquisition we’ve ever done, we’ll make sure that we get the right talent in the right positions and absolutely, they’ll be a lot of opportunities for the SunGard leadership team going forward.
Darrin Peller—Barclays Capital—Analyst
All right, guys, congrats. Thanks.
Gary Norcross—Fidelity National Information Services, Inc.—President and CEO
Thank you.
Operator
Ashwin Shirvaikar, Citi.
9
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

AUGUST 12, 2015 / 12:00PM, FIS—Fidelity National Information Services Inc Conference Call to Discuss its Definitive Agreement to Acquire SunGard
Ashwin Shirvaikar—Citigroup—Analyst
So my question is really about, as you’ve had this initiative to pivot towards the very largest banking institutions, have you — I know these services are pretty complementary, but have you run into SunGard — is the buyer truly the same for these sorts of services? Could you comment on the buying process at the very largest bank institutions?
Gary Norcross—Fidelity National Information Services, Inc.—President and CEO
It’s a good question. We have run into SunGard quite a bit on our consulting front. So if you look at Capco, as you probably very well know, Ashwin, Capco started as the capital markets company. So if you think about the consulting and domain expertise we have in that space, it’s very strong.
And on that front, on the capital markets asset managements, have we run into SunGard quite often. We also though run into them on the retail banking side. Your point is a good one, they are different buyers in the large global institutions. But what we’re seeing is the ability to be able to leverage the overall relationship at the senior most levels, these banks are very important.
And so while the buying decisions we make in different areas of the banks, the overall relationship is starting to be more and more governed at just that, at the enterprise level. So we think there’ll be a lot of commonality in being able to sell to these customers. And given our overall wallet share we also think that as you had mentioned, the products are very complementary and fill a very nice area for us in the Company.
Ashwin Shirvaikar—Citigroup—Analyst
Okay and should we assume from a segment perspective that the bulk of this goes into GFS?
Gary Norcross—Fidelity National Information Services, Inc.—President and CEO
Yes. If we get closer, we’ll talk more about that. But that’s a good assumption.
Ashwin Shirvaikar—Citigroup—Analyst
Okay. And it’s probably too early, but let me ask this anyway with regards to one of the things that FIS has done a good job with over time is just focus on what you can do well. As you look at the combined portfolio of everything here, do you — any early thoughts on what doesn’t belong in the direction that you’ve chosen to go in?
Gary Norcross—Fidelity National Information Services, Inc.—President and CEO
Well, I think you’ve hit on it from a strategy standpoint, over the years we’ve definitely focused on stuff that does not fit our strategy. And those things that don’t fit our strategy, we’ve done a good job over the years of divesting of those assets over time. We’ll certainly continue that strategy.
So as we put the two Companies together, we’ll evaluate whether there’s any assets that really don’t fit going forward. The best example I can give you of that is our healthcare business, or our gaming business that we just recently sold. So we’ll evaluate those things and things that don’t make sense we’ll certainly look for a more suitable owner of those assets.
10
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

AUGUST 12, 2015 / 12:00PM, FIS—Fidelity National Information Services Inc Conference Call to Discuss its Definitive Agreement to Acquire SunGard
Ashwin Shirvaikar—Citigroup – Analyst
Right. And last question, you guys provided obviously some color on how past acquisitions have done for you. Should we assume a similarly conservative approach was taken here with only the most obvious cost synergies highlighted and as you go down the path you could potentially get more, is that fair?
Woody Woodall—Fidelity National Information Services, Inc.—CFO
Well, I think, Ashwin, as we’ve gone to the diligence process, we’re comfortable with the $200 million of synergies and the timing of those synergies. More to give some history on our ability to achieve that where you didn’t think that was a stretch unnecessarily, but we believe that we can get to that number. Further, we’ve been relatively conservative in our modeling around the revenue profile as Gary mentioned. They’ve come through their transition and are seeing good revenue growth moving towards SaaS and cloud type offerings. And our ability — as you know we’ve done that forever with our Company. Our ability to help them accelerate that transition provides them opportunity as well.
Ashwin Shirvaikar—Citigroup—Analyst
Yes. No I mean a couple hundred million, that’s roughly 100 basis points, a little bit more than that per year. So, it’s not — I mean not [intended] I was just looking for if there was a range that we could use as opposed to a point number.
Woody Woodall—Fidelity National Information Services, Inc.—CFO
We’re going to leave it at the point number right now.
Gary Norcross—Fidelity National Information Services, Inc.—President and CEO
Yes, and as we get closer to the close we’ll certainly be bringing more information going forward.
Ashwin Shirvaikar—Citigroup—Analyst
Okay, got it. Thank you, guys.
Operator
Glenn Greene, Oppenheimer.
Glenn Greene—Oppenheimer & Co.—Analyst
Thank you, good morning and congratulations, guys.
Gary Norcross—Fidelity National Information Services, Inc.—President and CEO
Thanks, Glenn.
11
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

AUGUST 12, 2015 / 12:00PM, FIS—Fidelity National Information Services Inc Conference Call to Discuss its Definitive Agreement to Acquire SunGard
Glenn Greene—Oppenheimer & Co. – Analyst
I guess the first question, maybe for Woody, if you could help clarify a little bit more detail how you’re thinking about the 20% accretion, what the base level is? And what I’m getting at is that 20% accretion relative to what your run rate would have been going into 2018? Before, if you hadn’t done the scale meaning you probably would have grown low double-digit EPS through 2017? Hopefully you get the gist of my question.
Woody Woodall—Fidelity National Information Services, Inc.—CFO
That’s correct, Glenn, it’d be off of an existing base of growth that we outlined in May, so it would be a growth number off of that base. This would be at full run rate synergies, so you have to think about the timing around how that would flow. And then it would be associated with the capital structure change and the associated refinancing savings we believe we can get out of that. And then the deleveraging over that horizon as well. So those three components as well would be incremental growth, if you will, off of our existing 10% to 15%, Glenn.
Glenn Greene—Oppenheimer & Co.—Analyst
Got it. That’s perfect. And then one quick one, I think Gary alluded to it. But specifically SunGard had a smaller education-type software business, is that something that you would think would be strategic or might be reviewing?
Gary Norcross—Fidelity National Information Services, Inc.—President and CEO
When we think about the public sector, the education business, we’ve got some components that also operate in the government space. I mean, we’ll always look at evaluation. But we’ve been very clear with our strategy, we focus on financial services and people looking to leverage our intellectual property to help grow and be successful in financial services. So things that really don’t fit that mix we’ll always evaluate is there a more strategic home for them.
Woody Woodall—Fidelity National Information Services, Inc.—CFO
And Glenn, to the extent we were to do something all that would do is accelerate deleveraging.
Glenn Greene—Oppenheimer & Co.—Analyst
Okay. And then you’ve gotten a couple questions on Management, but just one more. Have you basically locked up the key management players of the SunGard team that you want to keep with you going forward?
Gary Norcross—Fidelity National Information Services, Inc.—President and CEO
Well as I said, we just signed the agreement last night. So we’ve got a little time to work through until close but we’ll certainly make sure that we have everybody that we want to keep to make sure we have them locked up appropriately before we close.
Glenn Greene—Oppenheimer & Co.—Analyst
Okay, great. Thanks, guys.
12
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

AUGUST 12, 2015 / 12:00PM, FIS—Fidelity National Information Services Inc Conference Call to Discuss its Definitive Agreement to Acquire SunGard
Gary Norcross—Fidelity National Information Services, Inc.—President and CEO All right, thank you. I’d like to conclude today’s call the way I opened the call. Very simply, this combination is a natural extension of FIS’ strategy and creates significant shareholder value. It drives growth with increased offerings, enhances deep client relationships, increases financial performance and is accretive to adjusted earnings per share day one. Thank you for joining us.
DISCLAIMER
Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.
In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.
THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.
©2015, Thomson Reuters. All Rights Reserved. 5795367-2015-08-14T19:08:23.283

Forward-looking Statements

This document may contain statements, estimates or projections that constitute “forward-looking statements” pursuant to the safe harbor provisions of the U.S. federal securities laws. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “will” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from FIS’s historical experience and FIS’s present expectations or projections. These risks include, but are not limited to, the risk that the transaction described herein will not be completed or will not provide the expected benefits, or that FIS will not be able to achieve the synergies anticipated, changes in general economic, business and political conditions, including the possibility of intensified international hostilities, acts of terrorism, and changes in either or both the United States and international lending, capital and financial markets, and changes in foreign exchange rates, the effect of legislative initiatives or proposals, statutory changes, governmental or other applicable regulations and/or changes in industry requirements, including privacy regulations, the risks of reduction in revenue from the elimination of existing and potential customers due to consolidation in or new laws or regulations affecting the banking, retail and financial services industries or due to financial failures or other setbacks suffered by firms in those industries, changes in the growth rates of the markets for FIS solutions, failures to adapt FIS services and products to changes in technology or in the marketplace, internal or external security breaches of our systems, including those relating to the theft of personal information and computer viruses affecting FIS software or platforms, and the reactions of customers, card associations, government regulators and others to any such events, the reaction of FIS’s current and potential customers to communications from FIS or its regulators regarding information security, risk management, internal audit or other matters, competitive pressures on pricing related to FIS’s solutions including the ability to attract new, or retain existing, customers, an operational or natural disaster at one of FIS’s major operations centers, and other risks detailed in FIS’s filings with the SEC, including the “Risk Factors” section of FIS’s Annual Report on Form 10-K for the year ended December 31, 2014, and subsequent SEC filings. Investors and securityholders should not place undue reliance on forward-looking statements, which speak only as of the date they are made. FIS undertakes no obligation to publicly update or revise any forward-looking statements.

Additional Information for SunGard Stockholders

In connection with the proposed transaction, FIS currently intends to file a Registration Statement on Form S-4 that will include a consent solicitation statement of SunGard. FIS also plans to file other relevant materials with the SEC. STOCKHOLDERS OF SUNGARD ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS TO BE CONTAINED IN THE REGISTRATION STATEMENT AND OTHER RELEVANT MATERIALS BECAUSE THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. These materials will be made available to the stockholders of SunGard at no expense to them. The consent solicitation statement/prospectus, Registration Statement and other relevant materials, including any documents incorporated by reference therein, may be obtained free of charge at the SEC’s website at www.sec.gov or for free from FIS at www.fisglobal.com or by emailing info.investorrelations@fisglobal.com. Such documents are not currently available. Investors and securityholders may also read and copy any reports, statements and other information filed by FIS with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.